Exhibit (p)(1)

CODE OF ETHICS - MAIRS AND POWER FUNDS TRUST

In accordance with Rule 17j-1 and Rule 204A-1 under the Investment Company Act of 1940 (the “Act”), Mairs and Power, Inc. has adopted the following code of ethics.

1.               All access persons, namely the Mairs and Power Funds Trust’s (the “Trust”) trustees, officers and advisory persons, shall be familiar with Rule 17j-1 and Rule 204A-1 under the Act and be governed by the spirit they represent.  Access persons shall act at all times with openness, honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.  Any material relationship or transaction that reasonably could be expected to give rise to such a conflict of interest shall be reported to the Chief Compliance Officer.

2.               No access person, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by the Trust shall

a.               employ any device, scheme or artifice to defraud the Trust;

b.              make to the Trust any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

c.               engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Trust; or

d.              engage in any manipulative practice with respect to the Trust.

3.               Access persons (other than trustees who are not “interested persons” within the meaning of section 2(a)(19) of the Act (“Disinterested Directors”)) shall be required to submit an initial list of covered security holdings and the related accounts holding these securities within 10 days of becoming an access person.   The list shall include all covered securities where the access person had any direct or indirect beneficial ownership interest and the date the list was submitted.  The list of holdings must be current as of a date not more than 45 days prior to the individual becoming an access person.  Subsequent covered security lists shall be submitted no less frequently than annually thereafter, except by Disinterested Directors.  Holdings in each separate Series of the Trust (each a “Fund”) must be included in both the initial list and in subsequent annual lists.

4.               No access person, or a person acting on his or her behalf, shall act in such a way as to benefit materially from the knowledge that any Fund has taken or is considering taking an investment position in a security, where such an action by the Fund is likely to influence the market price of that security.  In such cases, all access persons are prohibited from executing personal transactions on a day during which the Fund has a pending “buy” or “sell” order in that same security until that order is executed or withdrawn and for three calendar days after the day on which the Fund’s “buy” or “sell” order is executed.

Notwithstanding the above, all access persons are further prohibited from executing personal purchase transactions on any day in any stock while such stock is on the Mairs and Power “Recommended List” of its top fifteen recommended “buys” as developed and promulgated internally twice each month.  The Mairs and Power “Recommended List” typically will form the basis for all stock purchases made by the Trust.

In addition, each Fund portfolio manager is prohibited from buying or selling a security within at least seven calendar days before and after each Fund that he or she manages trades in that security.  All trades by access persons in securities either held by a Fund or being considered for purchase by a Fund require preclearance authorization before execution.  Such trades shall be executed only during the last half hour of trading so as not to inhibit Fund transactions.

Preclearance forms shall be prepared for all trades unless specifically excluded by this policy, note the time that the trade was executed and be signed by the applicable Fund’s Manager or Co-Manager.  Preclearance is also specifically required for the purchase of any IPO’s and/or private placements.

The “blackout” periods described above with respect to the Funds do not apply to the Disinterested Directors unless they have actual knowledge of a pending Fund trade.  The “blackout” periods may be waived and the transaction requested by the access person may be pre-cleared if, in the judgment of the applicable Fund’s portfolio manager, the proposed transaction is so small relative to the volume of daily trading activity of the security in question that its influence on the market price of that security would be infinitesimal.  As a general rule, it would be expected that such a “de minimus” waiver by a Fund’s portfolio manager would only be granted with respect to large cap stocks where the access person’s trade would be for less than $25,000.  Further, this “de minimus” waiver is not available with respect to the “Recommended List” purchase prohibition discussed hereinabove.

5.               Access persons (other than Disinterested Directors) are required to arrange with their brokerage firm(s) to have duplicate trade confirmations sent to the Mairs and Power Chief Compliance Officer for all of their trading transactions.  The Chief Compliance Officer must have duplicate trade confirmations for all of his trades sent to the Mairs and Power Officer designated by the Mairs and Power Funds Trust Board of Trustees (the “Board”) as the person responsible for reviewing the Chief Compliance Officer’s trades.  Access persons (other than Disinterested Directors) are also required to report all transactions within 30 days of the end of each calendar quarter.  A Disinterested Director will not be required to report transactions, except where such trustee knew or, in the ordinary course of fulfilling his or her official duties as a trustee of the Trust, should have known that during the 15-day period immediately preceding or after the date of the transaction in a security by the trustee such security is or was purchased or sold by a Fund or such purchase or sale by a Fund is or was considered by the Fund or its investment adviser.  The quarterly report shall include the date, description or security, amount, number of shares, type of transaction (buy or sell), price and broker used.  A signed statement by each access person will be required on a quarterly basis even if no personal trades were executed during the previous three-month period.  A copy of each report shall be kept for a period of at least five years following the end of the fiscal year in which it is made, the first two years in an easily accessible place.

6.               Preclearance of purchases or redemptions of shares of a Fund is not required, nor do such transactions need to be included in the quarterly report of security transactions described in #5 above.  However, access persons other than Disinterested Directors are required to submit to the Chief Compliance Officer of the Trust a copy of all Fund confirmations for trades made by said access person within ten days of the date of the confirmation.

7.               The gift and entertainment policy of the Trust is based on the premise that gifts and entertainment may only be given/provided (or received) if the gift or entertainment is in accordance with normal and reasonable business practices and does not raise any question of impropriety.  The guidelines which follow have been established by the Trust in order to insure that the standards imposed by its gift and entertainment policy are maintained.

Selected access persons shall not accept gifts from (or give gifts to) any client, broker, dealer, financial institution or any other entity which provides goods or services to the Trust.  This prohibition shall not apply to small gifts which do not exceed $100 in value in any one calendar year.  Similarly, this prohibition shall not apply to a reasonable level of participation in business lunches, dinners, receptions, sporting events, golf outings, concerts or other social gatherings conducted by the Trust or its access persons for business purposes, or by an entity which is entertaining a Mairs and Power access person for business purposes.  With respect to such examples of business entertainment, the maximum value for each such activity or event shall be $250.  The maximum aggregate value per year of such entertainment for the benefit of Mairs and Power access persons from a single outside entity (or to a single outside entity from Mairs and Power) shall not exceed $1000.

Access persons are required to report quarterly to the Chief Compliance Officer any gifts and/or entertainment that he or she has received from any person or entity, or that he or she has given or provided to any person or entity.  Modest entertainment received by an access person of Mairs and Power, such as analyst’s breakfast or luncheon meetings, or any similar events having a total value of less than $100 are not required to be reported.  Similarly, occasional gifts of small value from an outside entity that are intended for the use and benefit of the entire staff of the Trust, e.g., a fruit basket,  coffee cake, or a dessert item, are also not required to be reported.  In the event circumstances arise which may suggest that it might be reasonable to vary somewhat from the requirements of this policy, only the Chief Compliance Officer is authorized to grant such a waiver.  Further, such a waiver by the Chief Compliance Officer can only be granted in advance of the gift or entertainment activity under consideration.

8.               It shall be the responsibility of the Chief Compliance Officer designated by the Board to report quarterly to the Board any violations of this code.  Access persons who observe any violations of the code must promptly report them to the Chief Compliance Officer.  The Chief Compliance Officer shall provide the Board at least annually with a written report attesting to a full review of compliance activities and detailing any violations that have taken place since the last report. Violations shall be recorded, with an appropriate course of action, and kept for at least five years following the end of the fiscal year in which the violations occurs.

9.               The Chief Compliance Officer shall identify each access person, supply each access person with a copy of this code, and any amendments thereto, and shall inform such persons of their duty to report covered security holdings and transactions.  Each access person shall acknowledge receipt in writing.

10.         A copy of this code of ethics shall be kept in an easily accessible place.

11.         Concerning the trading activities of the spouse of an access person, such trading is not subject to the provisions of Item 4 other than the requirement to obtain preclearance of investments in IPOs and private placements.  This exception is only available if the access person is not in any way involved in the trading decision and the spouse has no actual knowledge of pending client “buy” or “sell” orders, no actual knowledge of securities being considered for purchase or sale by a client and no actual knowledge of securities on the “Recommended List”.  Spousal trading activities, however, remain subject to the requirements that duplicate trade confirmations be sent to the Mairs and Power Chief Compliance Officer and that the access person include all such spousal accounts on the initial and annual holdings reports referenced in Item 3.  In connection with the Chief Compliance Officer’s review of this information, the exception from the provisions of Item 4 set forth above may be revoked at any time with respect to a particular access person’s spouse.